Exhibit 99.1

Ferrari to announce Third Quarter 2020 financial results
on November 3

Maranello (Italy), October 19, 2020 - Ferrari N.V. (“Ferrari”) (NYSE/MTA: RACE) announced today that its financial results for the third quarter of 2020 will be released on Tuesday, November 3, 2020.

A live audio webcast and conference call of the 2020 Q3 results will begin at 2:00 p.m. GMT / 3:00 p.m. CET / 9:00 a.m. EST on Tuesday, November 3.

Details for accessing this presentation will be available in the Investors section of Ferrari’s corporate website at http://corporate.ferrari.com prior to the event. Please note that registering in advance is required to access the conference call details. For those unable to participate in the live session, a replay will remain archived on Ferrari’s corporate website (http://corporate.ferrari.com) for two weeks after the call.

For further information:
tel.: +39 0536 949337
Email: media@ferrari.com
www.ferrari.com

Ferrari N.V.
Amsterdam, the Netherlands
Registered Office:
Via Abetone Inferiore N.4,
I -41053 Maranello, (MO) Italy
Dutch trade register number: 64060977